EXHIBIT 99.1

Netpresence Selects RADVISION’s SCOPIA Platform for
New VideoVisit Cloud-Based HD Video Conferencing Services

VideoVisit Portal Offers Cloud-Based Video Conferencing Services Powered by RADVISION

Press Release
Source: RADVISION® Ltd.
On Wednesday May 11, 2011, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced that Netpresence Ltd. has selected RADVISION’s SCOPIA video conferencing platform for its patent pending VideoVisit cloud-based HD video conferencing services.

Netpresence Ltd, headquartered in Helsinki, Finland, with global presence, delivers state-of-the-art cloud-based HD video conferencing applications through its VideoVisit portal powered by RADVISION’s SCOPIA video conferencing platform. Through the Book VideoVisit widget, a business web site can be easily enabled for HD video conferencing, providing a new channel of communications to clients and prospects, improving interaction and fostering commitment. With the VideoVisit calendar, businesses can also present themselves as video capable, allowing customers and business partners to directly schedule video conferences with them. Back-end billing processes are additionally automated by VideoVisit for a complete turnkey platform.

“Our relationship with RADVISION has been an important ingredient in delivering a new paradigm for business video and they should be commended for developing the SCOPIA platform,” said Esa Ojala, Founder and CEO of Netpresence Ltd. “After extensive research, we found RADVISION’s SCOPIA technology to be the best choice for VideoVisit, especially when considering the quality provided by SCOPIA Desktop over the Internet and the ease with which it connects regardless of a user’s location inside or outside firewall security boundaries.”

VideoVisit users can instantly create and attend video meetings from any Internet connected PC or Mac with a web cam. By simply clicking on a web link, users attend meetings through RADVISION’s SCOPIA Desktop browser plug-in technology, making HD video conferencing and data collaboration available to users without investing in video conferencing hardware.

RADVISION’s SCOPIA platform including mobile and browser plug-in technology, robust Internet and wireless performance, high scalability and a patented distributed architecture offers unique capabilities well suited to deliver cloud-based services. Flexible APIs allowed Netpresence to quickly develop their VideoVisit services allowing end users the benefits of fast deployment, low initial investments, minimal support requirements and predictable costs.

SCOPIA Desktop’s H.264 Scalable Video Coding (SVC) and RADVISION’s NetSense bandwidth adaptation technology, providing high error resilience over Internet connections along with embedded firewall traversal make it ideal for cloud-based business quality services. Through the recently introduced SCOPIA Mobile, VideoVisit services will also be extended to mobile devices including the Apple iPad® 2, iPhone® 4 and Google Android devices in the near future.

The SCOPIA Elite MCU, with support for interconnecting the latest HD video conferencing, telepresence and mobile devices, hosts VideoVisit multi-party conferences. Utilizing the latest in DSP technology, SCOPIA Elite supports full 1080p HD along with RADVISION’s unique H.264 SVC implementation enabling full interoperability with standards-based systems, along with high error resilience for Internet connected users. SCOPIA Elite’s capacity model offers up to four times the capacity in resolutions lower than HD, allowing Netpresence to cost effectively deliver HD and standard video in a single platform. This functionality is implemented through SCOPIA Elite’s Advanced Telecommunications Computing Architecture (ATCA) for the stringent uptime and supportability requirements of cloud-based services.

Netpresence utilizes RADVISION’s patented distributed multi-party conferencing architecture where conferencing components are strategically distributed throughout the Internet. SCOPIA iVIEW Management software provides the intelligence for the distributed service and virtualizes conferencing capabilities. This deployment model allows Netpresence to benefit from redundancy, network traffic optimization, resource management along with very high scalability for the cloud-based service. iVIEW also offers a comprehensive API enabling Netpresence to implement an operator free, self-service web portal for users to easily set up ad-hoc and scheduled meetings.

“Cloud-based video conferencing services are very attractive to many users given the ease and cost-effective manner in which they can be deployed," said Itai Margalit, General Manager EMEA and CALA. “VideoVisit enabled by RADVISION's SCOPIA Conferencing platform provides an easy way for organizations to quickly and efficiently deliver cloud-based services to their customers.”

All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION® Ltd.
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1-512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investors:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net